Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

J.P. Morgan and BTG Pactual Fairness Opinions

Opiniões de J.P. Morgan and BTG Pactual

Documento	Página
BTG Pactual – 13 Augusto, 2010 (inglês)	2
BTG Pactual – 13 Augusto, 2010 (português)	5
J.P. Morgan – 18 Janeiro, 2011 (inglês	8
J.P. Morgan – 18 Janeiro, 2011 (português)	11
J.P. Morgan – 11 November, 2011 (inglês)	14
J.P. Morgan – 11 November, 2011 (português)	17
BTG Pactual – 16 November, 2011 (inglês)	20
BTG Pactual – 16 November, 2011 (português)	24

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and Holdco II S.A., a new entity formed in connection with the proposed combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed and/or will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

Annex B-1

Board of Directors
TAM S.A.
Av. Jurandir, 856 Lote 4, 1° andar
04072-000, São Paulo, SP
Brazil

August 13, 2010

Ladies and Gentlemen:

Banco BTG Pactual S.A. (“BTG Pactual”) has acted as financial advisor to TAM S.A. (“TAM”) in connection with the proposed combination of LAN Airlines S.A. (“LAN”) and TAM (the “Combination”), pursuant to the memorandum of understanding (the “MOU”) dated as of August 13, 2010. As set forth more fully in the MOU, subject to execution of definitive agreements, upon effectiveness of the Combination, each stockholder of TAM (each, a “TAM Stockholder”) holding (i) TAM’s common stock, with no par value (“TAM common stock”), (ii) TAM’s preferred stock, with no par value (“TAM preferred stock”), or (iii) TAM’s American Depositary Shares representing the shares of TAM’s preferred stock (“TAM ADSs”), shall be entitled to receive a number of shares of LAN’s common stock, without par value (“LAN common stock”), equal to the product of (A) the number of shares of TAM common stock, TAM preferred stock or TAM ADSs owned by such TAM Stockholder and (B) 0.90 (the “Exchange Ratio”, and such product, together with cash in lieu of any fractional shares, being referred to as the “Consideration”). Each TAM Stockholder will receive LAN common stock in the form of either (i) American Depositary Shares representing LAN common shares (each of which represents one LAN common share) or (ii) Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share).

The Board of Directors of TAM (the “Board”) has requested BTG Pactual’s opinion, as investment bankers, as to the fairness, from a financial point of view, to TAM of the Consideration.

In connection with BTG Pactual’s role as financial advisor to TAM and the Board, and in arriving at its opinion, BTG Pactual has reviewed certain publicly available financial and other information concerning LAN and TAM, including the financial statements available as of June 30, 2010 and the market prices and financial projections available up to the date of August 12, 2010 (the day prior to the announcement of the Combination) and certain internal analyses, financial forecasts and other information furnished to it by LAN and TAM. BTG Pactual has also held discussions with representatives of LAN and TAM regarding the businesses and prospects of their respective companies and the joint prospects of a combined company following consummation of the Combination. In addition, BTG Pactual has (i) compared certain financial information for LAN and TAM with similar information for certain other companies BTG Pactual considered relevant whose securities are publicly traded, (ii) reviewed the financial terms of certain recent acquisitions and dispositions which it deemed relevant in whole or in part, (iii) reviewed the terms of the MOU and certain related documents, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

B-1-1

BTG Pactual has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning LAN or TAM, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BTG Pactual has, with your permission, assumed and relied upon the accuracy, content, truthfulness, completeness, sufficiency and integrity of all such information. BTG Pactual does not express an opinion as to the reliability of this information, whether publicly available or furnished to it, and any errors, alterations or modifications to such information could significantly affect BTG Pactual’s opinion. BTG Pactual has not conducted a physical inspection of any of the assets or properties, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of LAN or TAM, nor has BTG Pactual evaluated the solvency or fair value of LAN or TAM under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to BTG Pactual and used in its analyses, BTG Pactual has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of LAN or TAM, as the case may be, as to the matters covered thereby. In rendering its opinion, BTG Pactual expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. BTG Pactual’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, BTG Pactual has assumed with your permission that, in all respects material to its analysis, the representations and warranties of LAN and TAM contained in the MOU are true and correct, LAN and TAM will each perform all of the covenants and agreements to be performed by it under the MOU and all conditions to the obligations of each party to the MOU to consummate the Combination will be satisfied without any waiver thereof. BTG Pactual has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Combination will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either LAN or TAM is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on LAN or TAM or materially reduce the contemplated benefits of the Combination to TAM. Representatives of TAM and the Board have informed BTG Pactual, and BTG Pactual has further assumed, that the final terms of the definitive agreements in relation to the Combination will not differ materially from the terms set forth in the MOU.

This opinion is addressed to, and for the use and benefit of, the Board and is not a recommendation to the TAM Stockholders to approve the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination. This opinion is limited to the fairness, from a financial point of view, to TAM of the Consideration, and is subject to the assumptions, limitations, qualifications and other conditions contained herein.

You have not asked BTG Pactual to, and this opinion does not, address the fairness of the Combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor does it address the fairness of the contemplated benefits of the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination or the relative merits of the Combination as compared to alternative business strategies, nor does it express any opinion as to how any TAM stockholders should vote on any matter. In addition, BTG Pactual does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Combination, or any class of such persons, in connection with the Combination and any related transactions relative to the Combination consideration to be received by TAM.

BTG Pactual was not requested to, and BTG Pactual did not, consider, and its opinion does not address, the relative merits of the Combination as compared to any alternative business strategies.

B-1-2

This opinion must not be considered to be a promise or guarantee as to the future performance of LAN, TAM or LATAM. Moreover, this opinion is not intended to be the sole basis for the valuation of LAN and TAM, nor does it represent or constitute a proposal, solicitation, suggestion or recommendation by BTG Pactual for approval of the Combination. The decision to approve the Combination is the responsibility of TAM Stockholders and BTG Pactual does not assume any responsibility for any decision made by the TAM Stockholders. The TAM Stockholders should conduct their own analyses as to the appropriateness of approving the Combination and should consult their own tax and legal advisors, independently, to form their own opinions on the Combination.

BTG Pactual will be paid a transaction fee for its services as financial advisor to TAM in connection with the Combination, all of which is contingent upon consummation of the Combination. However, if the Combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the Combination, then TAM has agreed to pay 20.8% of the transaction fee to BTG Pactual. Regardless of whether the Combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the Combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities, arising out of its engagement or the Combination.

During the two years preceding the date of this opinion, BTG Pactual and its affiliates (together, the “BTG Pactual Group”) has had commercial or banking relationships with TAM for which it has received customary compensation. With respect to TAM, such services during such period have included acting as underwriter with respect to offerings of debt and equity securities issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transaction, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. Further, Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of a TAM affiliate. BTG Pactual Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which the BTG Pactual Group would expect to receive compensation. In the ordinary course of its business, members of the BTG Pactual Group may actively trade in the securities and other instruments and obligations of LAN, TAM or LATAM for their own accounts and for the accounts of their customers. Accordingly, the BTG Pactual Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is BTG Pactual’s opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to TAM.

This letter is provided to the Board in connection with and for the purposes of its evaluation of the Combination. This opinion may not be circulated, copied, published or used in any manner, nor can it be filed, included or referred to in whole or in part in any document to any other person for any other purpose whatsoever except with the prior written consent of BTG Pactual.

Very truly yours,

Banco BTG Pactual S.A.

/s/ Bruno Duque Horta Nogueira
Bruno Duque Horta Nogueira
Attorney-in-fact

/s/ Marcelo Bittencourt Guariento
Marcelo Bittencourt Guariento
Attorney-in-fact

B-1-3

Tradução
Anexo B-1

Conselho de Administração
TAM S.A.,
Av. Jurandir, 856 Lote 4, 1° andar
04072-000, São Paulo, SP
Brasil

13 de Agosto de 2010

Prezados Senhores:

O Banco BTG Pactual S.A. ("BTG Pactual") atuou como consultor financeiro para a TAM S.A. ("TAM") em conexão com a proposta combinação da LAN Airlines S.A. ("LAN") e da TAM ("Combinação"), de acordo com o memorando de entendimentos ("MOU") datado de 13 de agosto de 2010. Conforme disposto integralmente no MOU, sujeito à celebração de acordos definitivos, mediante a validade da Combinação, cada acionista da TAM (cada um, "Titular da Participação Acionária na TAM") titular das (i) ações ordinárias da TAM, sem valor nominal ("Ações Ordinárias da TAM"), (ii) ações preferências da TAM, sem valor nominal (" Ações Preferenciais da TAM"), ou (iii) American Depositary Shares da TAM representativas das ações preferenciais da TAM (" ADSs da TAM"), terá o direito de receber uma quantidade de ações ordinárias da LAN, sem valor nominal (" Ações Ordinárias da LAN"), equivalente ao produto (A) da quantidade de Ações Ordinárias da TAM, Ações Preferenciais da TAM ou ADSs da TAM detidas por tal Titular da Participação Acionária na TAM e (B) 0,90 (" Relação de Troca "), e tal produto, em conjunto com o valor em espécie ao invés de quaisquer fração de ações, serão doravante denominadas como " Remuneração "). Cada Titular da Participação Acionária na TAM irá receber as Ações Ordinárias da LAN tanto na forma de (i) American Depositary Shares representativas de Ações Ordinárias da LAN (cada qual representando uma Ação Ordinária da LAN) ou (ii) Brazilian Depositary Shares representativas de Ações Ordinárias da LAN (cada qual representando uma Ação Ordinária da LAN).

O Conselho de Administração da TAM (“Conselho”) solicitou o parecer do BTG Pactual, na capacidade de banco de investimentos, quanto a legitimidade, de um ponto de vista financeiro, para a TAM da Remuneração.

Com relação ao papel do BTG Pactual como consultor financeiro para TAM e o Conselho, e ao fornecer sua opinião, o BTG Pactual revisou determinadas informações financeiras públicas e outras informações relativas à LAN e à TAM, incluindo as demonstrações financeiras disponibilizadas em 30 de junho de 2010 e os preços de mercado e projeções financeiras disponíveis até 12 de agosto de 2010 (dia anterior ao anúncio da Combinação) e determinadas análises internas, previsões financeiras e outras informações fornecidas ao BTG Pactual pela LAN e TAM. O BTG Pactual também participou de discussões com os representantes da LAN e da TAM acerca dos negócios e projeções de suas respectivas companhias e das projeções em conjunto de uma companhia incorporada após a consumação da Combinação. Além disso, o BTG Pactual realizou (i) a comparação de determinadas informações financeiras da LAN e da TAM com informações similares de outras companhias que o BTG Pactual considerou relevante e cujos valores mobiliários são negociados publicamente, (ii) a revisão dos termos financeiros de determinadas aquisições e vendas recentes que considerou relevante no todo ou em parte, (iii) a revisão dos termos do MOU e determinados documento relacionados, e (iv) outros estudos e análises e considerou tais outros fatores conforme julgou adequado.

O BTG Pactual não assumiu a responsabilidade pela verificação independente de, e não realizou a verificação independente de, quaisquer informações, tanto disponíveis ao público como das informações fornecidas ao BTG Pactual, relativas à LAN e à TAM, incluindo, sem limitação, quaisquer informações financeiras, previsões ou projeções, consideradas com relação à elaboração do presente parecer. Dessa forma, para fins de seu parecer, o BTG Pactual, com sua permissão, assumiu e se baseou na precisão, conteúdo, veracidade, integralidade, suficiência e integridade de todas as referidas informações. O BTG Pactual não expressa uma opinião quanto à confiabilidade das informações, tanto disponíveis ao público como das informações fornecidas ao BTG Pactual, e quaisquer erros, alterações ou modificações à tais informações poderiam afetar significativamente o parecer do BTG Pactual. O BTG Pactual não conduziu uma inspeção física de quaisquer dos bens ou propriedades, e não elaborou ou obteve qualquer avaliação independente de quaisquer dos ativos ou passivos (inclusive quaisquer ativos ou passivos contingentes, derivativos ou não incluídos no balanço) da LAN e da TAM, tampouco o BTG Pactual avaliou a solvência ou valor justo da LAN ou da TAM nos termos de qualquer lei estadual ou federal relativa à falência, insolvência ou assuntos similares. Com relação às previsões e projeções financeiras disponibilizadas ao BTG Pactual e utilizadas em suas análises, o BTG Pactual assumiu, com sua permissão, terem sido elaboradas razoavelmente de forma a refletirem as melhores estimativas e julgamentos disponíveis atualmente dos representantes da LAN ou da TAM, conforme o caso, com relação aos assuntos cobertos em tais estimativas e julgamentos. Ao entregar seu parecer, o BTG Pactual não expressa uma opinião quanto à razoabilidade de tais previsões e projeções, ou as premissas nas quais se baseiam. O parecer do BTG Pactual necessariamente se baseia nas condições econômicas, de mercado e outras condições em vigor na, e nas informações disponibilizadas para nós na, presente data.

Com o propósito de fornecer seu parecer, o BTG Pactual assumiu, com sua permissão, em todos os aspectos relevantes para sua análise, que as declarações e garantias da LAN e da TAM incluídas no MOU são verdadeiras e corretas, que a LAN e a TAM irão, cada uma, cumprir com todas as obrigações e acordos a serem realizados pelo BTG Pactual nos termos do MOU e todas as condições para as obrigações de cada parte do MOU a fim de consumar a Combinação serão cumpridas sem qualquer renúncia à Combinação. O BTG Pactual também assumiu que todas as autorizações e aprovações relevantes governamentais, regulatórias ou outras autorizações e aprovações necessárias para a consumação da Combinação serão obtidas e que em conexão com a obtenção de quaisquer autorizações e aprovações necessárias governamentais ou regulatórias ou outras autorizações e aprovações, ou quaisquer alterações, modificações ou renúncias a quaisquer contratos, instrumento ou ordens nos quais tanto a LAN quanto a TAM seja parte ou esteja sujeita ou pelos quais esteja vinculada, nenhuma limitação, restrição ou condição será imposta ou alteração, modificação ou renúncia serão feitos que resultariam em um efeito adverso relevante sobre a LAN ou a TAM ou reduziria materialmente os benefícios contemplados da Combinação para a TAM. Os representantes da TAM e do Conselho comunicaram ao BTG Pactual, e o BTG Pactual assumiu, ainda, que os termos finais dos contratos definitidos com relação a Combinação serão materialmente diferentes dos termos previstos no MOU.

O presente parecer será endereçado ao, e para a utilização do e em benefício do Conselho e não se trata de uma recomendação aos Titulares da Participação Acionária na TAM para aprovação da Combinação. O BTG Pactual não expressa uma opinião quanto aos méritos da decisão subjacente pela TAM para realizar a Combinação. O presente parecer limita-se à legitimidade, de um ponto de vista financeiro, para a TAM da Remuneração, e está sujeito às premissas, limitações, qualificações e outras condições aqui previstas.

O BTG Pactual não foi solicitado a, e o presente parecer não trata da legitimidade da Combinação, ou qualquer remuneração recebida em conexão com a Combinação, para os titulares de qualquer classe de valores mobiliários, credores ou outros públicos da TAM, tampouco o presente parecer trata da legitimidade dos benefícios contemplados da Combinação. O BTG Pactual não expressa uma opinião com relação aos méritos da decisão subjacente pela TAM para realizar a Combinação ou aos méritos relativos da Combinação mediante a comparação com estratégias alternativas de negócios, tampouco o presente parecer expressa opinião quanto à maneira como os acionistas da TAM deverão votar sobre qualquer assunto. Além disso, o BTG Pactual não expressa nenhuma opinião ou parecer quanto à legitimidade, financeira ou outra, do valor ou natureza de qualquer remuneração a ser paga ou recebida por quaisquer dos diretores, conselheiros, ou empregados de qualquer uma das partes da Combinação, ou qualquer classe de tais pessoas com relação à Combinação e quaisquer transações relativas à remuneração da Combinação a ser recebida pela TAM.

O BTG Pactual não foi solicitado a considerar os, e o BTG Pactual não considerou os, e o presente parecer não trata dos, méritos relativos da Combinação conforme comparação com quaisquer estratégias alternativas de negócios.

O presente parecer não deverá ser considerado como uma promessa ou garantia quanto ao desempenho futuro da LAN, da TAM ou da LATAM. Adicionalmente, o presente parecer não possui a intenção de ser a única base de avaliação da LAN e da TAM, tampouco o presente parecer representa ou constitui uma proposta, solicitação, sugestão ou recomendação do BTG Pactual para a aprovação da Combinação. A decisão de aprovar a Combinação é de responsabilidade dos Titulares da Participação Acionária na TAM e o BTG Pactual não assume qualquer responsabilidade por qualquer decisão tomada pelos Titulares da Participação Acionária na TAM. Os Titulares da Participação Acionária na TAM deverão realizar suas próprias análises quanto a adequação da aprovação da Combinação e deverão consultar seus próprios consultores jurídicos e tributários, de forma independente, a fim de formarem suas próprias opiniões acerca da Combinação.

O BTG Pactual receberá uma comissão da transação por seus serviços como consultor financeiro para a TAM em conexão com a Combinação, sendo todos contingentes mediante a consumação da Combinação. Entretanto, caso a Combinação não seja consumada devido a determinados eventos, incluindo a rescisão ou abandono da Combinação pela LAN ou pela TAM, neste caso a TAM concordou em pagar 20,8% da comissão da transação ao BTG Pactual. Independentemente da consumação ou não da Combinação, a TAM concordou em reembolsar o BTG Pactual por taxas, despesas e desembolsos razoáveis incorridas pelos advogados do BTG Pactual e todas as despesas com viagens e simples incorridas em conexão com a Combinação ou de outra forma decorrentes do envolvimento do BTG Pactual de acordo coma carta de contratação. A TAM também concordou em indenizar o BTG Pactual e determinadas pessoas relacionadas no limite máximo legalmente contra determinadas obrigações, decorrentes de seu envolvimento ou da Combinação.

Durante dois anos anteriormente à data do presente parecer, o BTG Pactual e suas afiliadas (em conjunto, o "Grupo BTG Pactual") mantiveram relacionamentos comerciais ou bancários com a TAM pelos quais recebeu remuneração usual. Com relação a TAM, tais serviços durante o referido período incluíram a atuação como coordenadores com relação a ofertas de valores mobiliários de dívida e de patrimônio emitidos por uma afiliada da TAM, assim como a atuação como agente de estabilização em conexão com uma oferta de valores mobiliários de patrimônio anterior, como formador de mercado tanto para a TAM quanto para a afiliada da TAM, como contraparte com relação a determinadas transações com derivativos, como credor com relação a contratos de financiamento, como contraparte com relação a determinados investimentos de renda fixa e como intermediário com relação a negociação de valores mobiliários públicos. Ainda, o Sr. André Santos Esteves, membro do conselho de administração da TAM, também atua como diretor do BTG Pactual, e o Sr. Carlos Daniel Rizzo da Fonseca, executivo sênior do BTG Pactual e chefe da Divisão Bancária de Comércio do BTG Pactual, é membro do conselho de administração de uma filiada da TAM. O Grupo BTG Pactual poderá prestar serviços de investimentos e de banco comercial para a LAN, a TAM ou a LATAM e para suas respectivas afiliadas no futuro, pelos quais o Grupo BTG Pactual espera ser remunerado. No curso normal de seus negócios, os membros do Grupo BTG Pactual poderão ativamente negociar valores mobiliários e outros instrumentos e obrigações da LAN, da TAM ou da LATAM em seu próprio nome e em nome de seus clientes. Dessa forma, o Grupo BTG Pactual poderá a qualquer tempo deter posições vendidas ou posições compradas em tais valores mobiliários, instrumento e obrigações.

Com base e sujeito ao disposto acima, o parecer do BTG Pactual como banco de investimento é, na presente data, de que a Remuneração é justa, de um ponto de vista financeiro, para a TAM.

Esta carta será fornecida ao Conselho em conexão com e para os fins de avaliação por parte do Conselho da Combinação. O presente parecer não poderá ser circulado, copiado, publicado ou utilizado de qualquer forma, tampouco poderá ser arquivado, incluído ou referido no todo ou em parte em qualquer documento para qualquer outra pessoa com qualquer outro propósito sob qualquer circunstância, exceto se com o prévio consentimento por escrito do BTG Pactual.

Atenciosamente,

Banco BTG Pactual S.A.
Bruno Duque Horta Nogeuira – Procurador
Marcelo Bittencourt Guariento - Procurador

Annex A-1

January 18, 2011

The Board of Directors
LAN Airlines S.A.

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LAN Airlines S.A. (the “Company”) of the Exchange Ratios (as defined below) in the proposed Mergers and Exchange Offer (each as defined below) pursuant to the Implementation Agreement and the Exchange Offer Agreement (collectively, the “Agreements”) to be entered into among the Company, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, Joao Francisco Amaro and TAM Emprendimentos e Participacoes S.A.

Pursuant to the Agreements, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, and Joao Francisco Amaro (the “Amaro Family”), through a series of intermediate transactions involving certain holding companies controlled by the Amaro Family, will: (i) contribute all of the shares of ordinary stock, without par value, of TAM (the “TAM Ordinary Stock”) beneficially owned by the Amaro Family (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock) to a newly created holding company (“Holdco 1”); (ii) contribute all of the shares of non-voting preferred stock, without par value, of TAM (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”) beneficially owned by the Amaro Family, no more than 20% of the voting stock, no par value, of Holdco 1 (the “Holdco 1 Voting Stock”) and 100% of the non-voting stock, no par value, of Holdco 1 (the “Holdco 1 Non-Voting Stock”) to another newly created holding company (“Sister Holdco”) in exchange for substantially all of the outstanding shares of Sister Holdco; and (iii) through another newly created holding company (“Holdco 2”), launch a delisting exchange offer (the “Exchange Offer”) for all the outstanding shares of TAM Stock other than the shares beneficially owned by the Amaro Family. Also, pursuant to the Agreements, simultaneously with the consummation of the Exchange Offer, Holdco 2 and Sister Holdco will be merged with and into LAN (collectively, the “Mergers”). Pursuant to the Exchange Offer and the Mergers, LAN will (i) acquire no more than 20% of the Holdco 1 Voting Stock, 100% of the Holdco 1 Non-Voting Stock and substantially all of the remaining outstanding shares of the TAM Stock from the holders who elect to participate in the Exchange Offer in exchange for (ii) the issuance of shares of common stock, no par value, of LAN (the “Company Common Stock”) to such holders and to the Amaro Family at exchange ratios entitling the holder of shares of the TAM Stock to receive 0.90 shares (the “Exchange Ratios”) of the Company Common Stock for each share of the TAM Stock so exchanged. The Holdco 1 Voting Stock shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise, and shall have no economic rights other than the right to receive a nominal dividend (the “Nominal Dividend”); and the Holdco 1 Non-Voting stock shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock (other than the Nominal Dividend) and shall have no right to vote on, approve or consent on any matters that is subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise other than the right to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco 1 Non-Voting Stock under Chilean law or otherwise. The Agreements further provide that, following completion of the Exchange Offer and Mergers, the Company shall, if permitted under applicable Brazilian law, effect a statutory squeeze out of any remaining holders of shares of TAM Stock (other than shares owned by TAM Emprendimentos e Participacoes S.A.). The Exchange Offer and the Mergers, together and not separately, are referred to hereinafter as the “Transaction”.

A-1-1

In arriving at our opinion, we have:

     (i) reviewed a draft dated January 18, 2011 of each of the Agreements;

     (ii) reviewed certain publicly available business and financial information concerning TAM and the Company and the industries in which they operate;

     (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

     (iv) compared the financial and operating performance of TAM and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices and trading activity of the TAM Stock and the Company Common Stock and certain publicly traded securities of such other companies;

     (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of TAM and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and certain strategic, financial and operational benefits expected to result from the Transaction (the “Synergies”); and

     (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of TAM and the Company with respect to certain aspects of the Transaction, and the past and current business operations of TAM and the Company, the financial condition and future prospects and operations of TAM and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by TAM and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of TAM or the Company under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TAM and the Company to which such analyses or forecasts relate. You have also instructed us to assume that the Holdco 1 Voting Stock shall only have a nominal value. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will qualify as a tax-free reorganization and exchange with respect to the Company and the holders of shares of the Company Common Stock and will be consummated as described in the Agreements and that the definitive Agreements will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and TAM in the Agreements and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on TAM or the Company or on the contemplated benefits of the Transaction.

A-1-2

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratios in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratios in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the TAM Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and TAM for which we and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility. With respect to TAM, we have provided certain treasury services and solutions services and acted as depositary with respect to the ADRs issued by Tam on March 16, 2006. In addition, we (through our affiliates) have a 0.095% equity ownership in the Company; a 1.033% equity ownership in TAM; and a 0.033% equity ownership in ADRs of TAM. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TAM for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratios in the proposed Transaction are fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Tradução
Anexo A-1

18 de janeiro de 2011

Conselho de Administração
LAN Airlines S.A.

Membros do Conselho de Administração

Fomos solicitados para fornecer um parecer quanto à equidade, de um ponto de vista financeiro, à LAN Airlines S.A. (“Companhia”) da Relação de Troca (conforme definido abaixo) das Incorporações e Oferta Pública de Permuta propostas (conforme definidas abaixo) de acordo com o Acordo de Implementação e o Acordo de Oferta de Permuta (coletivamente, os “Acordos”) a serem celebrados entre a Companhia, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, João Francisco Amaro e TAM Empreendimentos e Participações S.A.

Nos termos dos Acordos, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, e João Francisco Amaro (“Família Amaro”), através de uma série de transações intermediárias envolvendo determinadas holdings controladas pela Família Amaro, irão: (i) aportar todas as ações ordinárias, sem valor nominal, da TAM (“Ações Ordinárias da TAM”) de legítima titularidade da Família Amaro (que representam 85,3457% das Ações Ordinárias da TAM em circulação) para uma holding recentemente constituída (“Holdco I”); (ii) aportar todas as ações preferenciais sem direito de voto, sem valor nominal, da TAM ( “Ações Preferenciais da TAM” e, em conjunto com as Ações Ordinárias da TAM, “Participação Acionária na TAM”) de legítima titularidade da Família Amaro, não mais que 20% do capital social com direito de voto, sem valor nominal, da Holdco I (“Ações Com Direito de Voto da Holdco I”) e 100% do capital social sem direito de voto, sem valor nominal, da Holdco I (“Ações Sem Direito de Voto da Holdco I”) para outra holding recentemente constituída (“Holdco 2”), lançar uma oferta pública de cancelamento de registro (“Oferta Pública de Permuta”) de todas as ações em circulação da Participação Acionária na TAM exceto pelas ações de legítima titularidade da Família Amaro. Além disso, nos termos dos Acordos, juntamente com a consumação da Oferta Pública de Permuta, a Holdco 2 e a Sister Holdco serão incorporadas com e junto à LAN (em conjunto, as “Incorporações”). Nos termos da Oferta Pública de Permuta e das Incorporações, a LAN irá (i) adquirir não mais de 20% das Ações Com Direito de Voto da Holdco I, 100% das Ações Sem Direito de Voto da Holdco I e substancialmente todas as ações em circulação remanescentes da Participação Acionária na TAM dos titulares que optaram por participar da Oferta Pública de Permuta em troca da (ii) emissão das ações ordinárias, sem valor nominal, da LAN ( “Ações Ordinárias da Companhia”) para tais titulares e para a Família Amaro em relação de troca que confere o direito ao titular das ações da Participação Acionária na TAM de receber 0,90 ação (“Relação de Troca”) Açãos Ordinária da Companhia por cada ação da Participação Acionária na TAM então trocada. As Ações Com Direito de Voto da Holdco I terão o direito exclusivo de voto, aprovação ou autorização sobre todas as matérias sujeitas a qualquer votação, aprovação ou autorização dos acionistas da Holdco I nos termos das Leis do Chile ou outras leis, e não terão direitos econômicos exceto pelo direito de receber um dividendo nominal (“Dividendo Nominal”); e as Ações sem Direito de Voto da Holdco I terão o direito exclusivo de receber todos os dividendos, distribuições ou outros valores a serem pagos pela Holdco I com relação a quaisquer ações de seu capital social (exceto pelo Dividendo Nominal) e não terão o direito de votação, aprovação ou autorização sobre todas as matérias sujeitas a qualquer votação, aprovação ou autorização dos acionistas da Holdco I nos termos das Leis do Chile ou outras leis exceto pelo direito de voto, aprovação ou autorização das matérias que exijam a aprovação dos titulares das Ações Sem Direito de Voto da Holdco I nos termos das Leis do Chile ou outras leis. Os Acordos ainda estabelecem que, após a conclusão da Oferta Pública de Permuta e das Incorporações, a Companhia deverá, se permitido pelas leis aplicáveis no Brasil, realizar a aquisição compulsória de quaisquer titulares remanescentes das ações da Participação Acionária na TAM (exceto pelas ações detidas pela TAM Empreendimentos e Participações S.A.). A Oferta Pública de Permuta e as Incorporações, em conjunto e não individualmente, são doravante denominadas como “Operação”.

Ao fornecer nosso parecer, nós realizamos:

(i) a revisão de uma minuta datada de 18 de janeiro de 2011 de cada um dos Acordos;

(ii) a revisão de determinados negócios públicos e informações financeiras relativas à TAM e à Companhia e aos setores em que atuam;

(iii) a comparação dos termos financeiros propostos da Operação com os termos financeiros públicos de determinadas operações envolvendo companhias que consideramos serem relevantes e a remuneração recebida por tais companhias;

(iv) a comparação do desempenho financeiro e operacional da TAM e da Companhia com informações públicas acerca de determinadas outras companhias que consideramos serem relevantes e a revisão os preços de mercado atuais e históricos e a atividade de negociações da Participação Acionária na TAM e das Ações Ordinárias da Companhia e determinados valores mobiliários negociados publicamente de tais outras companhias;

(v) a revisão de determinadas análises e previsões financeiras internas elaboradas por ou com a direção das administrações da TAM e da Companhia relativas aos seus respectivos negócios, assim como o valor estimado e o momento da economia de custos e despesas relacionadas e determinados benefícios estratégicos, financeiros e operacionais esperados como resultado da Operação (“Sinergias”); e

(vi) outros estudos e análises financeiras e consideramos outras informações conforme julgamos adequado para fins deste parecer.

Além disso, participamos de discussões com determinados membros da administração da TAM e da Companhia com relação a determinados aspectos da Operação, e as atividades comerciais realizadas no passado e atualmente da TAM e da Companhia, a situação financeira e as projeções e operações futuras da TAM e da Companhia, os efeitos da Operação sobre a situação financeira e projeções futuras da Companhia, e determinadas outras questões que acreditamos serem necessárias ou adequadas para nosso levantamento.

Ao elaborar nosso parecer, nós contamos com e assumimos a precisão e integralidade de todas as informações disponíveis publicamente ou que foram fornecidas por, ou conosco discutidas junto à TAM e à Companhia ou de outra forma revisadas por nós ou para conosco, e não realizamos a verificação independente (tampouco assumimos a responsabilidade ou obrigação de verificar de forma independente) de quaisquer informações ou com relação à sua precisão ou integralidade. Não conduzimos ou nos foi fornecida qualquer avaliação de quaisquer ativos ou passivos, tampouco realizamos a avaliação da solvência da TAM ou da Companhia de acordo com quaisquer leis relativas à falência, insolvência ou questões similares. Ao nos basearmos em análises e previsões financeiras que nos foram fornecidas ou decorrentes de análises e previsões financeiras, incluindo as Sinergias, assumimos terem sido razoavelmente elaboradas com base em premissas que refletem as melhores estimativas e julgamentos atualmente disponíveis da administração quanto aos resultados operacionais e situação financeira esperados no futuro da TAM e da Companhia aos quais tais análises ou previsões estão relacionados. Vocês também nos instruíram a assumir que as Ações Com Direito de Voto da Holdco I terão apenas valor nominal. Não expressamos uma opinião no que diz respeito a tais análises ou previsões (incluindo as Sinergias) ou as premissas nas quais foram baseadas. Também assumimos que a Operação e as outras operações contempladas pelos Acordos se qualificarão como uma permuta e reestruturação isenta de impostos com relação à Companhia e aos titulares das Ações Ordinárias da Companhia e será consumada conforme previsto nos Acordos e que os Acordos definitivos não serão diferentes em quaisquer aspectos relevantes das minutas que nos foram fornecidas de tais Acordos. Também assumimos que as declarações e garantias feitas pela Companhia e pela TAM nos Acordos e nos contratos relacionados são e serão verdadeiras e corretas em todas as formas relevantes para nossa análise. Não somos peritos jurídicos, regulatórios ou tributários e nos baseamos em avaliações feitas por consultores da Companhia com relação a tais assuntos. Ainda assumimos que todas as autorizações e aprovações relevantes governamentais, regulatórias ou outras autorizações e aprovações necessárias para a consumação da Operação serão obtidas sem qualquer efeito adverso sobre a TAM ou a Companhia ou sobre os benefícios da Operação contemplados.

Nosso parecer se baseia necessariamente nas condições financeiras, econômicas e de mercado e outras condições em vigor na, e nas informações disponibilizadas para nós na, presente data. Deverá ser entendido que desenvolvimentos subsequentes poderão afetar o presente parecer e que não temos qualquer obrigação em atualizar, revisar ou reafirmar o presente parecer. Nosso parecer limita-se a legitimidade, de um ponto de vista financeiro, para a Companhia da Relação de Troca incluída na proposta operação, e não expressamos uma opinião no que diz respeito à legitimidade da Operação para os titulares de qualquer classe de valores mobiliários, credores ou outros públicos da Companhia ou com relação à decisão subjacente pela Companhia para realizar a Operação. Além disso, não expressamos uma opinião com relação ao valor ou à natureza de qualquer remuneração a quaisquer diretores, conselheiros, ou empregados de qualquer parte da Operação, ou qualquer classe de tais pessoas relativa à Relação de Troca na Operação ou em relação à legitimidade de qualquer referida remuneração. Não estamos expressando a opinião no presente parecer quanto ao preço em que a Participação Acionária na TAM ou as Ações Ordinárias da Companhia serão negociados a qualquer momento no futuro.

Atuamos como consultores financeiros para a Companhia com relação a Operação proposta e receberemos uma comissão da Companhia por nossos serviços, uma parcela substancial da qual deverá ser paga somente se a proposta operação for consumada.

Além disso, a Companhia concordou em nos reembolsar com relação a determinadas obrigações decorrentes de nosso envolvimento. Durante dois anos anteriormente à data do presente parecer, nós e nossas afiliadas mantivemos relacionamentos comerciais ou bancários com a Companhia e a TAM pelos quais nós e nossas afiliadas recebemos remuneração usual. Com relação a Companhia, tais serviços durante o referido período incluíram a atuação como contraparte em respeito a determinadas transações com derivativos na capacidade de credor com relação a um contrato de financiamento. Com relação à TAM, prestamos determinados serviços de tesouraria e serviços de soluções e atuamos na capacidade de depositário com relação às ADRs emitidas pela TAM em 16 de março de 2006. Além disso, nós (através de nossas afiliadas), possuímos uma participação acionária de 0,095% na Companhia; uma participação acionária de 1,033% na TAM; e uma participação acionária de 0,033% em ADRs da TAM. No curso normal de nossos negócios, nós e nossas afiliadas poderemos ativamente negociar os valores mobiliários de dívida e de patrimônio da Companhia ou da TAM em nosso próprio nome ou em nome de clientes, e, da mesma forma, nós poderemos a qualquer tempo deter posições vendidas ou posições compradas em tais valores mobiliários.

Com base em e sujeito ao exposto acima, expressamos nossa opinião de que na presente data as Relações de Troca na proposta Operação são justas, de um ponto de vista financeiro, para a Companhia.

A emissão do presente parecer foi aprovada por um comitê de opinião justa da J.P. Morgan Securities LLC. A presente carta será fornecida ao Conselho de Administração da Companhia em conexão com e para os fins de sua avaliação da Operação. O presente parecer não constitui uma recomendação a qualquer acionista da Companhia com relação à maneira como tal acionista deve votar em respeito à Operação ou qualquer outro assunto. O presente parecer não poderá ser divulgado, referido, ou comunicado (no todo ou em parte) para qualquer terceiro para qualquer fim sob qualquer circunstância exceto com a nossa aprovação prévia por escrito. O presente parecer poderá ser integralmente reproduzido em qualquer procuração ou demonstrações de informações enviadas aos acionistas da Companhia, porém não poderá ser de outra forma divulgado publicamente de qualquer maneira sem a nossa aprovação prévia por escrito.

Atenciosamente,

J.P. MORGAN SECURITIES LLC

Annex A-2

November 11, 2011

The Board of Directors
LAN Airlines S.A.

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LAN Airlines S.A. (the “Company”) of the Exchange Ratios (as defined below) in the proposed Mergers and Exchange Offer (each as defined below) pursuant to the Implementation Agreement and the Exchange Offer Agreement (collectively, the “Agreements”) entered into among the Company, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, Joao Francisco Amaro and TAM Emprendimentos e Participacoes S.A.

Pursuant to the Agreements, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, and Joao Francisco Amaro (the “Amaro Family”), through a series of intermediate transactions involving certain holding companies controlled by the Amaro Family, will: (i) contribute all of the shares of ordinary stock, without par value, of TAM (the “TAM Ordinary Stock”) beneficially owned by the Amaro Family (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock) to a newly created holding company (“Holdco 1”); (ii) contribute all of the shares of non-voting preferred stock, without par value, of TAM (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”) beneficially owned by the Amaro Family, no more than 20% of the voting stock, no par value, of Holdco 1 (the “Holdco 1 Voting Stock”) and 100% of the non-voting stock, no par value, of Holdco 1 (the “Holdco 1 Non-Voting Stock”) to another newly created holding company (“Sister Holdco”) in exchange for substantially all of the outstanding shares of Sister Holdco; and (iii) through another newly created holding company (“Holdco 2”), launch a delisting exchange offer (the “Exchange Offer”) for all the outstanding shares of TAM Stock other than the shares beneficially owned by the Amaro Family. Also, pursuant to the Agreements, simultaneously with the consummation of the Exchange Offer, Holdco 2 and Sister Holdco will be merged with and into LAN (collectively, the “Mergers”). Pursuant to the Exchange Offer and the Mergers, LAN will (i) acquire no more than 20% of the Holdco 1 Voting Stock, 100% of the Holdco 1 Non-Voting Stock and substantially all of the remaining outstanding shares of the TAM Stock from the holders who elect to participate in the Exchange Offer in exchange for (ii) the issuance of shares of common stock, no par value, of LAN (the “Company Common Stock”) to such holders and to the Amaro Family at exchange ratios entitling the holder of shares of the TAM Stock to receive 0.90 shares (the “Exchange Ratios”) of the Company Common Stock for each share of the TAM Stock so exchanged. The Holdco 1 Voting Stock shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise, and shall have no economic rights other than the right to receive a nominal dividend (the “Nominal Dividend”); and the Holdco 1 Non-Voting stock shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock (other than the Nominal Dividend) and shall have no right to vote on, approve or consent on any matters that is subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise other than the right to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco 1 Non-Voting Stock under Chilean law or otherwise. The Agreements further provide that, following completion of the Exchange Offer and Mergers, the Company shall, if permitted under applicable Brazilian law, effect a statutory squeeze out of any remaining holders of shares of TAM Stock (other than shares owned by TAM Emprendimentos e Participacoes S.A.). The Exchange Offer and the Mergers, together and not separately, are referred to hereinafter as the “Transaction”.

In arriving at our opinion, we have:

     (i) reviewed executed copies dated January 18, 2011 of each of the Agreements;

     (ii) reviewed certain publicly available business and financial information concerning TAM and the Company and the industries in which they operate;

     (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

     (iv) compared the financial and operating performance of TAM and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices and trading activity of the TAM Stock and the Company Common Stock and certain publicly traded securities of such other companies;

     (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of TAM and the Company relating to their respective businesses, as updated on October 27, 2011, as well as the estimated amount and timing of the cost savings and related expenses and certain strategic, financial and operational benefits expected to result from the Transaction (the “Synergies”); and

     (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of TAM and the Company with respect to certain aspects of the Transaction, and the past and current business operations of TAM and the Company, the financial condition and future prospects and operations of TAM and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by TAM and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of TAM or the Company under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TAM and the Company to which such analyses or forecasts relate. You have also instructed us to assume that the Holdco 1 Voting Stock shall only have a nominal value. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will qualify as a tax-free reorganization and exchange with respect to the Company and the holders of shares of the Company Common Stock and will be consummated as described in the Agreements. We have also assumed that the representations and warranties made by the Company and TAM in the Agreements and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on TAM or the Company or on the contemplated benefits of the Transaction.

A-2-2

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratios in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratios in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the TAM Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and TAM for which we and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility and on October 2011, began acting as depositary bank with respect to the ADRs issued by the Company. With respect to TAM, we have provided certain treasury services and solutions services and acted as depositary with respect to the ADRs issued by Tam on March 16, 2006. In addition, we (through our affiliates) have a 0.086% equity ownership in the Company; a 0.008% equity ownership in ADRs of the Company; a 0.326% equity ownership in TAM preferred shares; and a 0.018% equity ownership in ADRs of TAM. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TAM for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratios in the proposed Transaction are fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

A-2-3

Tradução
Anexo A-2

11 de novembro de 2011

Conselho de Administração
LAN Airlines S.A.

Membros do Conselho de Administração:

Vocês solicitaram nossa opinião com relação à equidade, de um ponto de vista financeiro, à LAN Airlines S.A. (“Companhia”) da Relação de Troca (conforme definido abaixo) das Incorporações e Oferta Pública de Permuta propostas (conforme definidas abaixo) de acordo com o Acordo de Implementação e o Acordo de Oferta de Permuta (coletivamente, os “Acordos”) celebrados entre a Companhia, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, João Francisco Amaro e TAM Empreendimentos e Participações S.A. Nos termos dos Acordos, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, e João Francisco Amaro (“Família Amaro”), por meio de uma série de transações intermediárias envolvendo determinadas holdings controladas pela Família Amaro, irão: (i) contribuir todas as ações ordinárias, sem valor nominal, da TAM (“Ações Ordinárias da TAM”), de propriedade da Família Amaro (que representam 85,3457% das Ações Ordinárias da TAM em circulação) para uma holding recentemente constituída (“Holdco I”); (ii) contribuir todas as ações preferenciais sem direito de voto, sem valor nominal, da TAM ( “Ações Preferenciais da TAM” e, em conjunto com as Ações Ordinárias da TAM, “Ações da TAM”), de propriedade da Família Amaro, não mais que 20% do capital social com direito de voto, sem valor nominal, da Holdco I (“Ações Com Direito de Voto da Holdco I”) e 100% do capital social sem direito de voto, sem valor nominal, da Holdco I (“Ações Sem Direito de Voto da Holdco I”); para outra holding recentemente constituída (“Sister Holdco”) em troca de substancialmente todas as ações em circulação da Sister Holdco; e (iii) por meio de outra holding recentemente constituída (“Holdco 2”), lançar uma oferta pública de cancelamento de registro (“Oferta Pública de Permuta”) de todas as Ações da TAM em circulação, exceto pelas ações de propriedade da Família Amaro. Além disso, nos termos dos Acordos, juntamente com a consumação da Oferta Pública de Permuta, a Holdco 2 e a Sister Holdco serão incorporadas com e junto à LAN (em conjunto, as “Incorporações”). Nos termos da Oferta Pública de Permuta e das Incorporações, a LAN irá (i) adquirir não mais de 20% das Ações Com Direito de Voto da Holdco I, 100% das Ações Sem Direito de Voto da Holdco I e substancialmente todas as Ações da TAM em circulação dos titulares que optaram por participar da Oferta Pública de Permuta em troca da (ii) emissão das ações ordinárias, sem valor nominal, da LAN (“Ações Ordinárias da Companhia”) para tais titulares e para a Família Amaro em relação de troca que confere o direito ao titular das Ações da TAM TAM de receber 0,90 ação (“Relação de Troca”) das Ações Ordinária da Companhia por cada Ação da TAM trocada. As Ações Com Direito de Voto da Holdco I terão o direito exclusivo de voto, aprovação ou autorização sobre todas as matérias sujeitas a qualquer votação, aprovação ou autorização dos acionistas da Holdco I nos termos das Leis do Chile ou outras leis, e não terão direitos econômicos exceto pelo direito de receber um dividendo nominal (“Dividendo Nominal”); e as Ações sem Direito de Voto da Holdco I terão o direito exclusivo de receber todos os dividendos, distribuições ou outros valores a serem pagos pela Holdco I com relação a quaisquer ações de seu capital social (exceto pelo Dividendo Nominal) e não terão o direito de votação, aprovação ou autorização sobre as matérias sujeitas a qualquer votação, aprovação ou autorização dos acionistas da Holdco I nos termos das Leis do Chile ou outras leis exceto pelo direito de voto, aprovação ou autorização das matérias que exijam a aprovação dos titulares das Ações Sem Direito de Voto da Holdco I nos termos das Leis do Chile ou outras leis. Os Acordos ainda estabelecem que, após a conclusão da Oferta Pública de Permuta e das Incorporações, a Companhia deverá, se permitido pelas leis aplicáveis no Brasil, realizar a aquisição compulsória de quaisquer Ações da TAM remanescentes (exceto pelas ações detidas pela TAM Empreendimentos e Participações S.A.). A Oferta Pública de Permuta e as Incorporações, em conjunto e não individualmente, são doravante denominadas como “Operação”.

Para alcançar nossa opinião, nós realizamos:

(i) a revisão das versões assinadas, datadas de 18 de janeiro de 2011, de cada um dos Acordos;

(ii) a revisão de determinadas informações públicas referentes aos negócios e aspectos financeiros relativas à TAM e à Companhia e aos setores em que atuam;

(iii) a comparação dos termos financeiros propostos da Operação com os termos financeiros públicos de determinadas operações envolvendo companhias que consideramos serem relevantes e a remuneração recebida por tais companhias;

(iv) a comparação do desempenho financeiro e operacional da TAM e da Companhia com informações públicas acerca de determinadas outras companhias que consideramos serem relevantes e a revisão dos preços de mercado atuais e históricos e a atividade de negociações das Ações da TAM e das Ações Ordinárias da Companhia e determinados valores mobiliários negociados publicamente por tais outras companhias;

(v) a revisão de determinadas análises e previsões financeiras internas elaboradas por ou com a direção das administrações da TAM e da Companhia relativas aos seus respectivos negócios, assim como o valor estimado e o momento da economia de custos e despesas relacionadas e determinados benefícios estratégicos, financeiros e operacionais esperados como resultado da Operação (“Sinergias”); e

(vi) a elaboração de outros estudos e análises financeiras e consideramos outras informações conforme julgamos adequado para fins deste parecer.

Além disso, participamos de discussões com determinados membros da administração da TAM e da Companhia com relação a determinados aspectos da Operação, e as atividades comerciais realizadas no passado e atualmente pela TAM e pela Companhia, a situação financeira e as projeções e operações futuras da TAM e da Companhia, os efeitos da Operação sobre a situação financeira e projeções futuras da Companhia, e determinadas outras questões que acreditamos serem necessárias ou adequadas para nosso levantamento.

Ao elaborar nosso parecer, nós contamos com e assumimos a precisão e integralidade de todas as informações disponíveis publicamente ou que foram fornecidas por, ou conosco discutidas junto à TAM e à Companhia ou de outra forma revisadas por nós ou para conosco, e não realizamos a verificação independente (tampouco assumimos a responsabilidade ou obrigação de verificar de forma independente) de quaisquer informações ou com relação à sua precisão ou integralidade. Não conduzimos ou nos foi fornecida qualquer avaliação de quaisquer ativos ou passivos, tampouco realizamos a avaliação da solvência da TAM ou da Companhia de acordo com quaisquer leis relativas à falência, insolvência ou questões similares. Ao nos basearmos em análises e previsões financeiras que nos foram fornecidas ou decorrentes de análises e previsões financeiras, incluindo as Sinergias, assumimos terem sido razoavelmente elaboradas com base em premissas que refletem as melhores estimativas e julgamentos atualmente disponíveis da administração quanto aos resultados operacionais e situação financeira esperados no futuro da TAM e da Companhia aos quais tais análises ou previsões estão relacionados. Vocês também nos instruíram a assumir que as Ações Com Direito de Voto da Holdco I terão apenas valor nominal. Não expressamos uma opinião no que diz respeito a tais análises ou previsões (incluindo as Sinergias) ou as premissas nas quais foram baseadas. Também assumimos que a Operação e as outras operações contempladas pelos Acordos se qualificarão como uma permuta e reestruturação isentas de impostos com relação à Companhia e aos titulares das Ações Ordinárias da Companhia e será consumada conforme previsto nos Acordos. Também assumimos que as declarações e garantias feitas pela Companhia e pela TAM nos Acordos e nos contratos relacionados são e serão verdadeiras e corretas em todas as formas relevantes para nossa análise. Não somos peritos jurídicos, regulatórios ou tributários e nos baseamos em avaliações feitas por consultores da Companhia com relação a tais assuntos. Ainda assumimos que todas as autorizações e aprovações relevantes governamentais, regulatórias ou outras autorizações e aprovações necessárias para a consumação da Operação serão obtidas sem qualquer efeito adverso sobre a TAM ou a Companhia ou sobre os benefícios da Operação contemplados.

Nossa opinião se baseia necessariamente nas condições financeiras, econômicas e de mercado e outras condições em vigor na, e nas informações disponibilizadas para nós na, presente data. Deverá ser entendido que desenvolvimentos subsequentes poderão afetar o presente parecer e que não temos qualquer obrigação em atualizar, revisar ou reafirmar o presente parecer. Nosso parecer limita-se a legitimidade, de um ponto de vista financeiro, para a Companhia da Relação de Troca incluída na proposta operação, e não expressamos uma opinião no que diz respeito à legitimidade da Operação para os titulares de qualquer classe de valores mobiliários ou credores da Companhia ou com relação à decisão subjacente pela Companhia para realizar a Operação. Além disso, não expressamos uma opinião com relação ao valor ou à natureza de qualquer remuneração a quaisquer diretores, conselheiros, ou empregados de qualquer parte da Operação, ou qualquer classe de tais pessoas relativa à Relação de Troca na Operação ou em relação à legitimidade de qualquer referida remuneração. Não estamos expressando a opinião no presente parecer quanto ao preço em que as Ações da TAM ou as Ações Ordinárias da Companhia serão negociadas a qualquer momento no futuro.

Atuamos como consultores financeiros para a Companhia com relação à Operação proposta e receberemos uma comissão da Companhia por nossos serviços, uma parcela substancial da qual deverá ser paga somente se a proposta operação for consumada. Além disso, a Companhia concordou em nos reembolsar com relação a determinadas obrigações decorrentes de nosso envolvimento. Durante dois anos anteriormente à data da presente opinião, nós e nossas afiliadas mantivemos relacionamentos comerciais ou bancários com a Companhia e a TAM pelos quais nós e nossas afiliadas recebemos remuneração usual. Com relação à Companhia, tais serviços durante o referido período incluíram a atuação como contraparte em respeito a determinadas transações com derivativos na capacidade de credor com relação a um contrato de financiamento e em outubro de 2011, começamos a atuar na capacidade de banco depositário com relação às ADRs emitidas pela Companhia. Com relação à TAM, prestamos determinados serviços de tesouraria e serviços de soluções e atuamos na capacidade de depositário com relação às ADRs emitidas pela TAM em 16 de março de 2006. Além disso, nós (por meio de nossas afiliadas), possuímos uma participação acionária de 0,086% na Companhia; uma particpação de 0,008% em ADRs da Companhia; uma participação acionária de 0,326% em ações preferenciais da TAM; e uma participação de 0,018% em ADRs da TAM. No curso normal de nossos negócios, nós e nossas afiliadas poderemos ativamente negociar os valores mobiliários de dívida e de patrimônio da Companhia ou da TAM em nosso próprio nome ou em nome de clientes, e, da mesma forma, nós poderemos a qualquer tempo deter posições vendidas ou posições compradas em tais valores mobiliários.

Com base em e sujeito ao exposto acima, expressamos nossa opinião de que na presente data as Relações de Troca na proposta Operação são justas, de um ponto de vista financeiro, para a Companhia.

A emissão da presente opinião foi aprovada por um comitê de opinião justa da J.P. Morgan Securities LLC. A presente carta será fornecida ao Conselho de Administração da Companhia em conexão com e para os fins de sua avaliação da Operação. O presente parecer não constitui uma recomendação a qualquer acionista da Companhia com relação à maneira como tal acionista deve votar em respeito à Operação ou qualquer outro assunto. O presente parecer não poderá ser divulgado, referido, ou comunicado (no todo ou em parte) para qualquer terceiro para qualquer fim sob qualquer circunstância exceto com a nossa aprovação prévia por escrito. A presente opinião poderá ser integralmente reproduzida em qualquer procuração ou demonstrações de informações enviadas aos acionistas da Companhia, porém não poderá ser de outra forma divulgada publicamente de qualquer maneira sem a nossa aprovação prévia por escrito.

Atenciosamente,

J.P. MORGAN SECURITIES LLC

Annex B-2

Board of Directors
TAM S.A.
Av. Jurandir, 856 Lote 4, 1° andar
04072-000, São Paulo, SP
Brazil

November 16, 2011

Ladies and Gentlemen:

Banco BTG Pactual S.A. (“BTG Pactual”) has acted as financial advisor to TAM S.A. (“TAM”) in connection with the proposed combination of LAN Airlines S.A. (“LAN”) and TAM (the “Combination”), pursuant to the memorandum of understanding (the “MOU”) dated as of August 13, 2010, the implementation agreement dated as of January 18, 2011 (the “Implementation Agreement”) among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro and the exchange offer agreement dated as of January 18, 2011 (the “Exchange Offer Agreement” and, together with the Implementation Agreement, the “Definitive Agreements”) among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

As set forth in the Definitive Agreements, upon effectiveness of the Combination, each stockholder of TAM (each, a “TAM Stockholder”) holding (i) TAM’s common stock, with no par value (“TAM common stock”), (ii) TAM’s preferred stock, with no par value (“TAM preferred stock”), or (iii) TAM’s American Depositary Shares representing the shares of TAM’s preferred stock (“TAM ADSs”), shall be entitled to receive a number of shares of LAN’s common stock, without par value (“LAN common stock”), equal to the product of (A) the number of shares of TAM common stock, TAM preferred stock or TAM ADSs owned by such TAM Stockholder and (B) 0.90 (the “Exchange Ratio”, and such product, together with cash in lieu of any fractional shares, being referred to as the “Consideration”). Each TAM Stockholder will receive LAN common stock in the form of either (i) American Depositary Shares representing LAN common shares (each of which represents one LAN common share) or (ii) Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share).

The Board of Directors of TAM (the “Board”) requested BTG Pactual’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the shareholders of TAM of the Consideration. On August 13, 2010, the date of the MOU, BTG Pactual rendered such opinion and concluded that the Consideration was fair, from a financial point of view, to the shareholders of TAM.

Subsequently, on November 1, 2011, TAM requested that BTG Pactual update its opinion in light of the long period of time between the date of the initial opinion rendered on August 13, 2010 and the date on which the exchange offer pursuant to the Definitive Agreements will commence.

In connection with BTG Pactual’s role as financial advisor to TAM and the Board, and in arriving at its opinion, BTG Pactual has reviewed certain publicly available financial and other information concerning LAN and TAM,

B-2-1

including the financial statements available as of November 16, 2011 and the market prices and financial projections available up to the date of November 16, 2011 and certain internal analyses, financial forecasts and other information furnished to it by LAN and TAM. BTG Pactual has also held discussions with representatives of LAN and TAM regarding the businesses and prospects of their respective companies and the joint prospects of a combined company following consummation of the Combination. In addition, BTG Pactual has (i) compared certain financial information for LAN and TAM with similar information for certain other companies BTG Pactual considered relevant whose securities are publicly traded, (ii) reviewed the financial terms of certain recent acquisitions and dispositions which it deemed relevant in whole or in part, (iii) reviewed the terms of the Definitive Agreements, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BTG Pactual has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning LAN or TAM, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BTG Pactual has, with your permission, assumed and relied upon the accuracy, content, truthfulness, completeness, sufficiency and integrity of all such information. BTG Pactual does not express an opinion as to the reliability of this information, whether publicly available or furnished to it, and any errors, alterations or modifications to such information could significantly affect BTG Pactual’s opinion. BTG Pactual has not conducted a physical inspection of any of the assets or properties, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of LAN or TAM, nor has BTG Pactual evaluated the solvency or fair value of LAN or TAM under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to BTG Pactual and used in its analyses, BTG Pactual has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of LAN or TAM, as the case may be, as to the matters covered thereby. In rendering its opinion, BTG Pactual expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. BTG Pactual’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, BTG Pactual has assumed with your permission that, in all respects material to its analysis, the representations and warranties of LAN and TAM contained in the Definitive Agreements are true and correct, LAN and TAM will each perform all of the covenants and agreements to be performed by it under the Definitive Agreements and all conditions to the obligations of each party to the Definitive Agreements to consummate the Combination will be satisfied without any waiver thereof. BTG Pactual has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Combination will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either LAN or TAM is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on LAN or TAM or materially reduce the contemplated benefits of the Combination to TAM.

This opinion is addressed to, and for the use and benefit of, the Board and is not a recommendation to the TAM Stockholders to approve the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination. This opinion is limited to the fairness, from a financial point of view, to the shareholders of TAM of the Consideration, and is subject to the assumptions, limitations, qualifications and other conditions contained herein.

You have not asked BTG Pactual to, and this opinion does not, address the fairness of the Combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor does it address the fairness of the contemplated benefits of the Combination. BTG

B-2-2

Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination or the relative merits of the Combination as compared to alternative business strategies, nor does it express any opinion as to how any TAM stockholders should vote on any matter. In addition, BTG Pactual does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Combination, or any class of such persons, in connection with the Combination and any related transactions relative to the Combination consideration to be received by TAM.

BTG Pactual was not requested to, and BTG Pactual did not, consider, and its opinion does not address, the relative merits of the Combination as compared to any alternative business strategies.

This opinion must not be considered to be a promise or guarantee as to the future performance of LAN, TAM or LATAM. Moreover, this opinion is not intended to be the sole basis for the valuation of LAN and TAM, nor does it represent or constitute a proposal, solicitation, suggestion or recommendation by BTG Pactual for approval of the Combination. The decision to approve the Combination is the responsibility of TAM Stockholders and BTG Pactual does not assume any responsibility for any decision made by the TAM Stockholders. The TAM Stockholders should conduct their own analyses as to the appropriateness of approving the Combination and should consult their own tax and legal advisors, independently, to form their own opinions on the Combination.

BTG Pactual will be paid a transaction fee for its services as financial advisor to TAM in connection with the Combination, all of which is contingent upon consummation of the Combination. However, if the Combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the Combination, then TAM has agreed to pay US$5.0 million to BTG Pactual. Regardless of whether the Combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the Combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities, arising out of its engagement or the Combination.

During the two years preceding the date of the BTG Pactual Opinion, BTG Pactual and its affiliates (together, “BTG Pactual Group”) has had commercial or banking relationships with TAM and certain affiliates of TAM, for which it has received fees in an amount totaling approximately R$55.627 million. With respect to TAM, such services during this period have included acting as underwriter with respect to offerings of debt securities and equity securities issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering by TAM, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transactions, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. In addition, on August 31, 2010, an affiliate of BTG Pactual received fees from the controlling shareholders of TAM pursuant to a management agreement entered into among such parties on July 28, 2009. As of the date of the BTG Pactual Opinion, certain members of the BTG Pactual Group had less than 1% equity ownership of TAM shares. Further, Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus S.A., a subsidiary of TAM. BTG Pactual Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which BTG Pactual Group would expect to receive compensation. In the ordinary course of its business, members of BTG Pactual Group may actively trade in the securities and other instruments and obligations of LAN or TAM for their own accounts and for the accounts of their customers. Accordingly, BTG Pactual Group may at any time hold a long or short position in these securities, instruments and obligations.

Based upon and subject to the foregoing, it is BTG Pactual’s opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of TAM.

B-2-3

This letter is provided to the Board in connection with and for the purposes of its evaluation of the Combination. This opinion may not be circulated, copied, published or used in any manner, nor can it be filed, included or referred to in whole or in part in any document to any other person for any other purpose whatsoever except with the prior written consent of BTG Pactual.

Very truly yours,

Banco BTG Pactual S.A.

/s/ Bruno Duque Horta Nogueira
Bruno Duque Horta Nogueira
Attorney-in-fact

/s/ Anna Paula Ferreira
Anna Paula Ferreira
Attorney-in-fact

B-2-4

Tradução
Anexo B-2

Conselho de Administração
TAM S.A.,
Av. Jurandir, 856 Lote 4, 1° andar
04072-000, São Paulo, SP
Brasil

16 de novembro de 2011

Prezados Senhores:

O Banco BTG Pactual S.A. ("BTG Pactual") atuou como consultor financeiro para a TAM S.A. ("TAM") em conexão com a proposta combinação da LAN Airlines S.A. ("LAN") e da TAM ("Combinação"), de acordo com o memorando de entendimentos ("MOU") datado de 13 de agosto de 2010, o acordo de implementação datado de 18 de janeiro de 2011 (“Acordo de Implementação”) entre a Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A e Maria Claudia Oliveira Amaro, Mauricio Amaro, Noemy Almeida Oliveira Amaro e João Francisco Amaro, e o acordo de oferta de permuta datado de 18 de janeiro de 2011 (“Acordo de Oferta de Permuta” e, com conjunto com o Acordo de Implementação, os “Acordos Definitivos”) entre Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A e Maria Claudia Oliveira Amaro, Mauricio Amaro, Noemy Almeida Oliveira Amaro e João Francisco Amaro.

Conforme disposto nos Acordos Definitivos, com a eficácia da Combinação, cada acionista da TAM (cada um, "Titular da Participação Acionária na TAM") titular das (i) ações ordinárias da TAM, sem valor nominal ("Ações Ordinárias da TAM"), (ii) ações preferências da TAM, sem valor nominal ("Ações Preferenciais da TAM"), ou (iii) American Depositary Shares da TAM representativas das ações preferenciais da TAM ("ADSs da TAM"), terá o direito de receber uma quantidade de ações ordinárias da LAN, sem valor nominal ("Ações Ordinárias da LAN"), equivalente ao produto (A) da quantidade de Ações Ordinárias da TAM, Ações Preferenciais da TAM ou ADSs da TAM detidas por tal Titular da Participação Acionária na TAM e (B) 0,90 ("Relação de Troca", e tal produto, em conjunto com o valor em espécie ao invés de quaisquer fração de ações, serão doravante denominadas como "Remuneração"). Cada Titular da Participação Acionária na TAM irá receber as Ações Ordinárias da LAN tanto na forma de (i) American Depositary Shares representativas de Ações Ordinárias da LAN (cada qual representando uma Ação Ordinária da LAN) ou (ii) Brazilian Depositary Shares representativas de Ações Ordinárias da LAN (cada qual representando uma Ação Ordinária da LAN).

O Conselho de Administração da TAM (“Conselho”) solicitou o parecer do BTG Pactual, na capacidade de banco de investimentos, quanto à equidade, de um ponto de vista financeiro, para a TAM da Remuneração.

Em 13 de agosto de 2010, data do MOU, o BTG Pactual emitiu tal parecer e concluiu que a Remuneração era legítima, de um ponto de vista financeiro, aos acionistas da TAM. Posteriormente, em 1 de novembro de 2011, a TAM solicitou a atualização do parecer pelo BTG Pactual em vista do longo período de tempo transcorrido entre a data do parecer inicial emitido em 13 de agosto de 2010 e a data na qual a oferta de permuta de acordo com os Acordos Definitivos se iniciará.

Com relação ao papel do BTG Pactual como consultor financeiro para TAM e o Conselho, e ao fornecer sua opinião, o BTG Pactual revisou determinadas informações financeiras públicas e outras informações relativas à LAN e à TAM, incluindo as demonstrações financeiras disponibilizadas em 16 de novembro de 2011 e os preços de mercado e projeções financeiras disponíveis até 16 de novembro de 2011 e determinadas análises internas, previsões financeiras e outras informações fornecidas ao BTG Pactual pela LAN e TAM. O BTG Pactual também participou de discussões com os representantes da LAN e da TAM acerca dos negócios e projeções de suas respectivas companhias e das projeções em conjunto de uma companhia incorporada após a consumação da Combinação. Além disso, o BTG Pactual realizou (i) a comparação de determinadas informações financeiras da LAN e da TAM com informações similares de outras companhias que o BTG Pactual considerou relevante e cujos valores mobiliários são negociados publicamente, (ii) a revisão dos termos financeiros de determinadas aquisições e vendas recentes que considerou relevante no todo ou em parte, (iii) a revisão dos Acordos Definitivos, e (iv) outros estudos e análises e considerou tais outros fatores conforme julgou adequado.

O BTG Pactual não assumiu a responsabilidade pela verificação independente de, e não realizou a verificação independente de, quaisquer informações, tanto disponíveis ao público como das informações fornecidas ao BTG Pactual, relativas à LAN e à TAM, incluindo, sem limitação, quaisquer informações financeiras, previsões ou projeções, consideradas com relação à elaboração do presente parecer. Dessa forma, para fins de seu parecer, o BTG Pactual, com sua permissão, assumiu e se baseou na precisão, conteúdo, veracidade, integralidade, suficiência e integridade de todas as referidas informações. O BTG Pactual não expressa uma opinião quanto à confiabilidade das informações, tanto disponíveis ao público como das informações fornecidas ao BTG Pactual, e quaisquer erros, alterações ou modificações à tais informações poderiam afetar significativamente o parecer do BTG Pactual. O BTG Pactual não conduziu uma inspeção física de quaisquer dos bens ou propriedades, e não elaborou ou obteve qualquer avaliação independente de quaisquer dos ativos ou passivos (inclusive quaisquer ativos ou passivos contingentes, derivativos ou não incluídos no balanço) da LAN e da TAM, tampouco o BTG Pactual avaliou a solvência ou valor justo da LAN ou da TAM nos termos de qualquer lei estadual ou federal relativa à falência, insolvência ou assuntos similares. Com relação às previsões e projeções financeiras disponibilizadas ao BTG Pactual e utilizadas em suas análises, o BTG Pactual assumiu, com sua permissão, terem sido elaboradas razoavelmente de forma a refletirem as melhores estimativas e julgamentos disponíveis atualmente dos representantes da LAN ou da TAM, conforme o caso, com relação aos assuntos cobertos em tais estimativas e julgamentos. Ao entregar seu parecer, o BTG Pactual não expressa uma opinião quanto à razoabilidade de tais previsões e projeções, ou as premissas nas quais se baseiam. O parecer do BTG Pactual necessariamente se baseia nas condições econômicas, de mercado e outras condições em vigor na, e nas informações disponibilizadas para nós na, presente data.

Com o propósito de fornecer seu parecer, o BTG Pactual assumiu, com sua permissão, em todos os aspectos relevantes para sua análise, que as declarações e garantias da LAN e da TAM incluídas nos Acordos Definitivos são verdadeiras e corretas, que a LAN e a TAM irão, cada uma, cumprir com todas as suas obrigações e acordos a serem performadas nos termos dos Acordos Definitivos e todas as condições para as obrigações de cada parte dos Acordos Definitivos a fim de consumar a Combinação serão cumpridas sem qualquer renúncia. O BTG Pactual também assumiu que todas as autorizações e aprovações relevantes governamentais, regulatórias ou outras autorizações e aprovações necessárias para a consumação da Combinação serão obtidas e que em conexão com a obtenção de quaisquer autorizações e aprovações necessárias governamentais ou regulatórias ou outras autorizações e aprovações, ou quaisquer alterações, modificações ou renúncias a quaisquer contratos, instrumento ou ordens nos quais tanto a LAN quanto a TAM seja parte ou esteja sujeita ou pelos quais esteja vinculada, nenhuma limitação, restrição ou condição será imposta ou alteração, modificação ou renúncia serão feitos que resultem em um efeito adverso relevante sobre a LAN ou a TAM ou reduza materialmente os benefícios contemplados da Combinação para a TAM.

A presente opinião é endereçada ao, e para a utilização do e em benefício do Conselho e não se trata de uma recomendação aos Titulares da Participação Acionária na TAM para aprovação da Combinação. O BTG Pactual não expressa uma opinião quanto aos méritos da decisão subjacente pela TAM para realizar a Combinação. O presente parecer limita-se à legitimidade, de um ponto de vista financeiro, para a TAM da Remuneração, e está sujeito às premissas, limitações, qualificações e outras condições aqui previstas.

O BTG Pactual não foi solicitado a, e o presente parecer não trata da legitimidade da Combinação, ou qualquer remuneração recebida em conexão com a Combinação, para os titulares de qualquer classe de valores mobiliários ou credores da TAM, tampouco o presente parecer trata da legitimidade dos benefícios contemplados da Combinação. O BTG Pactual não expressa uma opinião com relação aos méritos da decisão subjacente pela TAM para realizar a Combinação ou aos méritos relativos da Combinação mediante a comparação com estratégias alternativas de negócios, tampouco o presente parecer expressa opinião quanto à maneira como os acionistas da TAM deverão votar sobre qualquer assunto. Além disso, o BTG Pactual não expressa nenhuma opinião ou parecer quanto à legitimidade, financeira ou outra, do valor ou natureza de qualquer remuneração a ser paga ou recebida por quaisquer dos diretores, conselheiros, ou empregados de qualquer uma das partes da Combinação, ou qualquer classe de tais pessoas com relação à Combinação e quaisquer transações relativas à remuneração da Combinação a ser recebida pela TAM.

O BTG Pactual não foi solicitado a considerar os, e o BTG Pactual não considerou os, e o presente parecer não trata dos, méritos relativos da Combinação conforme comparação com quaisquer estratégias alternativas de negócios.

O presente parecer não deverá ser considerado como uma promessa ou garantia quanto ao desempenho futuro da LAN, da TAM ou da LATAM. Adicionalmente, o presente parecer não possui a intenção de ser a única base de avaliação da LAN e da TAM, tampouco o presente parecer representa ou constitui uma proposta, solicitação, sugestão ou recomendação do BTG Pactual para a aprovação da Combinação. A decisão de aprovar a Combinação é de responsabilidade dos Titulares da Participação Acionária na TAM e o BTG Pactual não assume qualquer responsabilidade por qualquer decisão tomada pelos Titulares da Participação Acionária na TAM. Os Titulares da Participação Acionária na TAM deverão realizar suas próprias análises quanto à adequação da aprovação da Combinação e deverão consultar seus próprios consultores jurídicos e tributários, de forma independente, a fim de formarem suas próprias opiniões acerca da Combinação.

O BTG Pactual receberá uma comissão da transação por seus serviços como consultor financeiro para a TAM em conexão com a Combinação, sendo todos condicionados à consumação da Combinação. Entretanto, caso a Combinação não seja consumada devido a determinados eventos, incluindo a rescisão ou abandono da Combinação pela LAN ou pela TAM, neste caso a TAM concordou em pagar US$5.0 milhões ao BTG Pactual. Independentemente da consumação ou não da Combinação, a TAM concordou em reembolsar o BTG Pactual por taxas, despesas e desembolsos razoáveis incorridas pelo BTG Pactual e todas as despesas com viagens e simples incorridas pelo BTG Pactual em conexão com a Combinação ou de outra forma decorrentes do envolvimento do BTG Pactual de acordo coma carta de contratação. A TAM também concordou em indenizar o BTG Pactual e determinadas pessoas relacionadas no limite máximo legalmente contra determinadas obrigações, decorrentes de seu envolvimento ou da Combinação.

Durante dois anos anteriormente à data da presente opinião, o BTG Pactual e suas afiliadas (em conjunto, o "Grupo BTG Pactual") mantiveram relacionamentos comerciais ou bancários com a TAM e determinadas afiliadas da TAM, pelos quais recebeu comissões em valor total aproximado de R$55.627 milhões. Com relação a TAM, tais serviços durante o referido período incluíram a atuação como coordenadores com relação a ofertas de valores mobiliários de dívida e de patrimônio emitidos por uma afiliada da TAM, assim como a atuação como agente de estabilização em conexão com uma oferta de valores mobiliários de patrimônio anterior, como formador de mercado tanto para a TAM quanto para a afiliada da TAM, como contraparte com relação a determinadas transações com derivativos, como credor com relação a contratos de financiamento, como contraparte com relação a determinados investimentos de renda fixa e como intermediário com relação à negociação de valores mobiliários públicos. Além disso, em 31 de agosto de 2010, uma afiliada do BTG Pactual recebeu remuneração dos acionistas controladores da TAM de acordo com um contrato de administração celebrado entre tais partes em 28 de julho de 2009. Na data do parecer do BTG Pactual, determinados membros do Grupo do BTG Pactual detinham menos de 1% de participação acionária na TAM. Ainda, o Sr. André Santos Esteves, membro do conselho de administração da TAM, também atua como diretor presidente do BTG Pactual, e o Sr. Carlos Daniel Rizzo da Fonseca, executivo sênior do BTG Pactual e chefe da Divisão Bancária de Comércio do BTG Pactual, é membro do conselho de administração da Multiplus S.A., subsidiária da TAM. O Grupo BTG Pactual poderá prestar serviços de investimentos e de banco comercial para a LAN, a TAM ou a LATAM e para suas respectivas afiliadas no futuro, pelos quais o Grupo BTG Pactual espera ser remunerado. No curso normal de seus negócios, os membros do Grupo BTG Pactual poderão ativamente negociar valores mobiliários e outros instrumentos e obrigações da LAN ou da TAM em seu próprio nome e em nome de seus clientes. Dessa forma, o Grupo BTG Pactual poderá a qualquer tempo deter posições vendidas ou posições compradas em tais valores mobiliários, instrumento e obrigações.

Com base e sujeito ao disposto acima, o parecer do BTG Pactual como banco de investimento é, na presente data, de que a Remuneração é justa, de um ponto de vista financeiro, para os acionistas da TAM.

Esta carta será fornecida ao Conselho em conexão com e para os fins de avaliação por parte do Conselho. O presente parecer não poderá ser circulado, copiado, publicado ou utilizado de qualquer forma, tampouco poderá ser arquivado, incluído ou referido no todo ou em parte em qualquer documento para qualquer outra pessoa com qualquer outro propósito sob qualquer circunstância, exceto se com o prévio consentimento por escrito do BTG Pactual.

Atenciosamente,

Bruno Duque Horta Nogueira – Procurador
Ana Paula Ferreira - Procuradora